EXHIBIT 99.1

POET Technologies Announces Development of Micro Multiplexer and De-Multiplexer Solutions

Products Based on POET’s Integrated Photonics Technology

SAN JOSE, Calif., Jan. 31, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET”) (OTCQX:POETF) (TSX-V:PTK), a developer of opto-electronic fabrication processes for the semiconductor industry, today announced that it will release in the second half of 2017 a low loss, low cost micro multiplexer and de-multiplexer product for 100G and above transceivers based on the technology developed at its subsidiary BB Photonics Inc.

The Company has been developing dielectric arrayed waveguide grating devices based on its low stress dielectric technology that incorporates increased wavelength and routing functionality. The devices include mode size converters within the dielectric to modify the coupling requirements to single mode fiber while also reducing packaging costs.  The dielectric technology is manufactured on large diameter silicon wafers to reduce cost and enable quick scale-up for volume manufacturing. The initial release will be a stand-alone product for the high speed transceiver market to lower the cost of discrete multiplexer and de-multiplexer components used in 100G transceivers.

Bill Ring, Senior Vice President of POET Technologies stated, “The low stress dielectric technology the Company has been developing enables implementation of compact, highly reliable multiplexers and de-multiplexers. These products are more compact than competing Silica PLC or Thin Film Filter technologies, enabling the integration of increased waveguide functionality to reduce packaging costs.”

The key features of the product are:

  Arrayed Waveguide Devices with Mode converters
  Low insertion loss
  Matching of the output to single mode fiber
  Elimination of coupling optics between the waveguide output and single mode fiber
  Low rate of change of the Filter response with temperature of < 0.014nm per degrees
  Low polarization dependent loss equivalent to Silica PLC devices
  Smaller footprint than Silica PLC devices
  Telcordia qualified

POET Technologies is offering this low cost family of products to transceiver vendors as an alternative component for the integration of discrete packaged devices with a large number of wavelengths in a more compact footprint. The technology is well suited for LAN WDM product solutions.

Engineering samples are expected to be available in the second quarter of 2017 with production commencing in the second half of the year.

About POET Technologies
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions. POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations with respect to the release of its new product in the second half of 2017 and with respect to the capability, functionality, performance and cost of the Company’s technology and products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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Shareholder Contact:
Shelton Group
Brett L. Perry
Leanne K. Sievers
sheltonir@sheltongroup.com